Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
Exhibit	2015	2014	2014	2013	2012	2011	2010
(Dollars in thousands)

Fixed Charges and Preferred Dividends

Interest expense	$4,481	$4,512	$17,557	$14,013	$19,761	$28,391	$32,373
Capital debt expense Trust Preferred	329	328	1,313	518	1,774	2,160	2,335
Estimated interest in rent	181	187	751	515	435	426	395
Preferred dividends (E)	—	—	—	—	—	1,285	2,500

Combined fixed charges and preferred dividends (B)	4,991	5,027	19,621	15,046	21,970	32,262	37,603
Less: interest on deposits	3,258	3,384	12,796	9,744	14,989	22,968	24,302

Combined fixed charges and preferred dvidends excluding interest on deposits (D)	$1,733	$1,643	$6,825	$5,302	$6,981	$9,294	$13,301

Earnings

Pre-tax income from continuing operations	$49,241	$42,886	$177,173	$104,473	$98,451	$84,342	$23,612
Fixed charges and preferred dividends	4,991	5,027	19,621	15,046	21,970	32,262	37,603

Total earnings (A)	54,232	47,913	196,794	119,519	120,421	116,604	61,215
Less: interest on deposits	3,258	3,384	12,796	9,744	14,989	22,968	24,302

Total earnings excluding interest on deposits (C)	$50,974	$44,529	$183,998	$109,775	$105,432	$93,636	$36,913

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	10.87%	9.53%	10.03%	7.94%	5.48%	3.76%	1.74%
Ratio, excluding interest on deposits (C/(D-E))	29.41	27.11	26.96	20.70	15.10	11.69	3.42

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	10.87%	9.53%	10.03%	7.94%	5.48%	3.61%	1.63%
Ratio, excluding interest on deposits (C/D)	29.41	27.11	26.96	20.70	15.10	10.07	2.78